LIQUOR DEPOT   LIQUOR WORLD

LIQUOR STORES GP INC.

General Partner of Liquor Stores Limited Partnership

07022769

April 10, 2007

VIA CANADA POST

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 18 2007
WASH, D.C.
200

Securities and Exchange Commission
100F Street, NE
Washington, DC 20549
USA

Attention: Filing Desk

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

Dear Sir/Madam:

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Fund's:

1. News release, dated April 10, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned at (780) 702-2392 if you have any questions about the contents of this letter.

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

PROCESSED
APR 24 2007
THOMSON
FINANCIAL

4/23

Tory Thibaudeau
Corporate Paralegal

Enclosure

File No. 82-34937

April 2007

Liquor Stores Income Fund Announces April Cash Distribution

EDMONTON, Alberta, April 10, 2007 – Liquor Stores Income Fund (the "Fund") (TSX:"LIQ.UN") announced today a cash distribution of $0.125 per trust unit for the month of April 2007. The distribution will be paid on May 15, 2007, to holders of record of trust units on April 30, 2007.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

About Liquor Stores Income Fund

Liquor Stores Income Fund is a publicly traded Canadian income trust fund that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership, which operates the largest number of private liquor stores in Canada by number of stores (currently 105 stores).

The Fund trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores Income Fund, visit www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

- 30 -

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

or

Patrick de Grace
Vice President Finance and Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

or

Rick Crook
President and Chief Operating Officer
Liquor Stores GP Inc.
(780) 497-3271

www.liquorstoresincomefund.ca

END